EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Cybex Capital Corporation	New York
Cybex Fitness Gerate Vertriebs, GmbH	Germany
Cybex International UK Ltd.	United Kingdom
CIC Leasing Company, LLC	Massachusetts
CIC Leasing Company (O), LLC	Massachusetts
Cybex Hong Kong Limited	Hong Kong